UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                          (Amendment No.4)

                         Chic by H.I.S. Inc.
                           (name of issuer)

                Common Stock, par value $.01 per share
                     (Title of Class of Securities)



                               167113109
                             (CUSIP Number)


                           Arnold M. Amster
                           767 Fifth Avenue
                         New York, New York  10153
                            (212)  644-4500
  (Name, Address, and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                            February 20, 1998
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]















CUSIP No. 167113109

1)    Name of Reporting Person                 Arnold M. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                    (Intentionally Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                           PF

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                        [ ]

6)    Citizenship or Place of Organization    United States


                    7)    Sole Voting         83,300 shares
                          Power

Number of Shares    8)    Shared Voting      714,200 shares
                          Power

                    9)    Sole Dis-           83,300 shares
                          positive Power

                   10)    Shared Dis-        714,200 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         714,200 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     7.3%


14)   Type of Reporting Person               IN







CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                        Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States



                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting       29,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                   10)   Shared Dis-        29,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person        29,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares  [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                   .3%


14)   Type of Reporting Person              IN

CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster,
                                             as custodian for
                                             Wendy Amster
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      47,500 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        47,500 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         47,500 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .5%


14)   Type of Reporting Person               IN
CUSIP No. 167113109

1)    Name of Reporting Person               The Amster
                                             Foundation
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      25,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        25,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         25,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .3%


14)   Type of Reporting Person               OO

CUSIP No. 167113109

1)    Name of Reporting Person               Amster & Company

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      100,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        100,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         100,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     1.0%


14)   Type of Reporting Person               PN

CUSIP No. 167113109

1)    Name of Reporting Person               Flex Holding Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   Delaware


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      429,400 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        429,400 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         429,400 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     4.4%


14)   Type of Reporting Person               CO
         Item 4 of Amendment No. 1 to the Schedule 13D, dated October 22, 1997, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Chic by H.I.S. Inc., a Delaware corporation, is hereby amended by adding thereto the information set forth below. The terms defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 4.   Purpose of Transaction.

See the Press Release dated February 20, 1998, attached as
Exhibit 1 hereto.
                          SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.

February 20, 1998                 /s/ Arnold M. Amster
                                  Arnold M. Amster

February 20, 1998                 /s/     *
                                  Peggy J. Amster

February 20, 1998                 /s/     *
                                  Peggy J. Amster, as custodian
                                   for Wendy Amster

February 20, 1998                 THE AMSTER FOUNDATION

                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster

February 20, 1998                 AMSTER & CO.
                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster, General
                                   Partner

February 20, 1998                 FLEX HOLDING CORP.
                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster,
                                     Chairman of the Board

                    *             By /s/ Arnold M. Amster
                                     Arnold M. Amster
                                     Attorney-in-fact

                                                  Exhibit 1



                      FOR IMMEDIATE RELEASE


          January 20, 1998   Chic by H.I.S., Inc. (New York
Stock Exchange Symbol: JNS) announced today that an agreement has been reached to reconstitute its Board of Directors to avert a contested election for directors. The new Board, which will be effective on the tenth day after the Company has filed with the Securities and Exchange Commission and transmitted to its stockholders an information circular required under Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, which effective date is expected to occur on or about March 6, 1998, will initially consist of three incumbent directors, Burton
M. Rosenberg, Richard K. Howe and Harvey Silverman, and four new directors, Herbert A Denton, Daniel Rubin, Kenneth Zimmerman and Arnold M. Amster. The two remaining vacancies on the nine person Board will be filled by the unanimous consent of the directors.
          The Company had announced on January 13, 1998 that it received a letter on January 12, 1998 from Mr. Denton of Providence Capital, Inc., notifying the Company of his intention to nominate 10 individuals for election to the Board of Directors at the 1998 Annual Meeting of Stockholders. Two of the new directors, Mr. Denton and Mr. Rubin, were among the 10 individuals proposed by Mr. Denton.
          Mr. Rosenberg, the Chairman of the incumbent Board and the reconstituted Board stated that the reconstituted Board "is a strong Board with diverse business experience that can fully represent the interests of Chic's stockholders. I look forward to working harmoniously with the reconstituted Board and am pleased that a costly and time consuming election contest has been averted in a manner that will further the interests of Chic's stockholders."
          Mr. Amster is the Senior Managing Partner of Amster & Co. and the Chairman of the Board of Flex Holding Corporation, both private investment companies, and a director of BEM International, a money management firm. He is a significant stockholder of the Company.
          Mr. Denton is the President of Providence Capital, Inc., a private merchant bank and registered broker-dealer, and a director of Mesa Air Group Inc., the country's largest commuter airline.
          Mr. Howe, a director of the Company since 1993, is a consultant and a private investor, and a director of Back Bay Restaurant Group Inc. Prior to June 1992, Mr. Howe held senior positions with John Hancock Freedom Securities Corporation and its registered broker dealer subsidiaries.
          Mr. Rosenberg, a director of the Company since 1988, is the Company's Chief Executive Officer and Chairman of the Board.
          Mr. Rubin is Managing Partner of LDR Equities, a real estate, textile and clothing management firm, the principal stockholder of Trimtex Company, a textile manufacturer, and the principal stockholder of Gordon & Ferguson, an apparel manufacturer. He is a significant stockholder of the Company.
          Mr. Silverman, a director of the Company since 1993, is the Chief Financial Officer and Treasurer of Objects of Art Ltd. and Meltzer Industries Corporation, apparel manufacturers; President of Judyanna Ltd., an apparel manufacturer; and Chairman of the Board of Quicksilver Development Corp., a computer software developer.
          Mr. Zimmerman is the founder, the Chief Executive Officer, the President and the sole stockholder of Kenar Enterprises, Ltd., a privately held women's apparel manufacturer and retailer for the past twenty-one years and has extensive experience in the apparel industry. He is also a significant stockholder of the Company.
          Chic designs, manufactures and markets moderately priced, basic style, cotton denim jeans, casual pants and shorts for women, girls, men and boys. Chic's German subsidiary markets women's and men's jeans and casual pants under the H.I.S. brand name primarily in Germany and, to a lesser extent, Austria, Switzerland, the Czech Republic, Slovakia and Poland.

          FOR FURTHER INFORMATION:  Contact:  Chic Public
Relations Department at (212)302-6400.